Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 12, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

N E W S   R E L E A S E

Board of directors

Further to the announcement on 27 February 2006, the board of Gallaher Group Plc announces that today, 11 May 2006, Sir Graham Hearne, deputy chairman and senior independent non-executive director, stood down as a member of the audit committee. Further to the announcement on 15 December 2005, the board further announces that today, 11 May 2006, Ronnie Bell and James Hogan have been appointed as members of the audit committee.

11 May 2006

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 372000

Anthony Cardew, Cardew Group	Tel: 020 7 930 0777

Note to editors:

The members of the audit committee now comprise Richard Delbridge, non-executive director, chairman of the audit committee and member of the remuneration committee; Alison Carnwath, non-executive director, member of the audit, remuneration and nomination committees; Ronnie Bell, non-executive director, chairman of the corporate responsibility committee and member of the remuneration committee; and, James Hogan, non-executive director.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: May 12, 2006	Title:	Programme Manager, Investor Relations